PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 12, 2004

UNDERWRITERS INCREASE BOUGHT DEAL TO CDN $110 MILLION

Cambior is pleased to announce that the syndicate of underwriters led by Sprott Securities Inc. and including Dundee Securities Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc., Orion Securities Inc., Scotia Capital Inc., Paradigm Capital Inc. and Haywood Securities Inc. have exercised entirely today their option to purchase an additional 5,333,333 Units, under the terms of an underwriting agreement. Consequently, the underwriters have increased their purchase of Units on a bought deal basis to 29,333,333 Units from 24,000,000 Units previously announced on September 28, 2004, each Unit being sold at a price of Cdn $3.75 per Unit (the "Issue Price") for gross proceeds to Cambior of approximately Cdn $110 million. Each Unit will consist of one common share and one-half of one Series D common share purchase warrant. Each whole Series D warrant ("CBJ.WT.D") will be exercisable at a price of Cdn $4.35 for a period of two years from the closing date. The offering is scheduled to close on or about October 14, 2004.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.C" trades on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager
Investor Relations and Communications
Tel: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com

PR-2004-23